[DPW LETTERHEAD]

February 15, 2008

Mr. Mark Webb
United States Securities and Exchange Commission
Division of Corporation Finance
Branch Chief
Financial Services Group
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Banco Bilbao Vizcaya Argentaria, S.A.
Form F-4
Filed January 14, 2008
File No. 333-148659

Dear Mr. Webb:

On behalf of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), we hereby submit BBVA’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance dated January 17, 2008 with respect to the above-mentioned Form F-4.

This letter and BBVA’s Amendment No. 1 (the “Amendment”) to Form F-4 are being filed with the Commission electronically today. In addition to the EDGAR filing, we are delivering by overnight mail a hard copy of this letter, along with a courtesy copy of the Amendment marked to indicate changes from the version filed on January 14, 2008.

The Staff’s comment, indicated in italics, is followed by BBVA’s response.

Form F-4
Legal Opinion, Exhibit 5.1

1.	Revise to either delete the last paragraph of the legal opinion or revise to clearly indicate holders can rely on the Opinion.

In response to the Staff’s comment, the last paragraph of the legal opinion included as Exhibit 5.1 to the Amendment has been deleted.

*     *     *

Should you have any questions, please contact the undersigned at +34-91-702-2741.

Sincerely, /s/ Michael J. Willisch Michael J. Willisch

CC:	Mr. Raul Santoro de Mattos Almeida
Banco Bilbao Vizcaya Argentaria, S.A.,
New York Branch
1345 Avenue of the Americas, 45th Floor
New York, New York 10105
Phone (212) 728-1660